08030948

SEC Mail Processing Section

MAR 3 1 2008

Washington, DC 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MATRIX USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 EAST 40TH STREET, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT — 212-809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAS, P. C.
(Name – *if individual, state last, first, middle name*)

120 BROADWAY	NEW YORK	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 7 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SHARI POPKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX USA, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chair Person

Title

Stella Sinyak
Notary Public State of New York
No. 01516143303
Qualified in New York County
Commission Expires 04 / 03 / 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX U.S.A., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

MATRIX U.S.A., LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2007

CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To Unitholders of
Matrix U.S.A., LLC
16 East 40th Street
8th Floor
New York, NY 10016

We have audited the accompanying statement of financial condition of Matrix U.S.A., LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in unitholders' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix U.S.A., LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered cumulative losses from operations resulting in a unitholders' deficit that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co. CPAs, P.C.

New York, New York
March 26, 2008

MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	140,007
Due from broker		50,285
Securities owned:		
Marketable, at market value		77,129
Not readily marketable, at fair value		88,570
Prepaid expenses and deposits		84,123
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $98,324)		32,015
Total assets	$	472,129

LIABILITIES AND UNITHOLDERS' DEFICIT

Liabilities		
Accounts payable and accrued expenses	$	17,729
Total liabilities		17,729
Subordinated borrowings		808,158
Unitholders' deficit		(353,758)
Total liabilities and unitholders' deficit	$	472,129

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Matrix U.S.A., LLC, a limited liability company (the "Company"), was organized in the State of New York on November 21, 1994. The Company is engaged in agency transactions, investment banking and private placement transactions and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies and Estimates

Allocations of Net Income and Loss

Allocations of net income and loss are determined in accordance with the First Amendment to the Amended and Restated Operating Agreement of the Company.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. Securities owned or sold, not yet purchased by the Company, are valued at market and the resulting unrealized gains or losses are reflected in income. There is no material difference between the trade date and the settlement date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly-liquid investments with original maturities of 90 days or less from the date of purchase.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents invested with major financial institutions and cash balances held with financial institutions, which at times exceed federally insurable limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Due from Broker

Due from broker consists of cash at the clearing broker.

Furniture Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the individual unitholders. Accordingly, no federal provision has been recorded.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of company net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

Note 3 - Securities Owned

Securities owned, at market value, consists of marketable investment securities in corporate stocks valued at market value.

Securities owned, not readily marketable, at fair value consists of investment securities in corporate stocks and warrants valued at fair value as determined by management.

Note 4 - Subordinated Borrowings

As of December 31, 2007, the Company has equity subordinated loans subject to claims of general creditors payable to a related party of its majority unitholder with interest at 6% as follows:

Due September 30, 2008	$ 50,000*
Due July 31, 2009	30,000
Due November 30, 2009	150,000
Due March 3, 2010	180,000
Due May 28, 2010	100,000
Due July 31, 2010	100,000
Due July 31, 2010	100,000
Due March 31, 2010	58,510
Due September 30, 2009	39,648
	$ 808,158

Note 4 - Subordinated Borrowings (Continued)

*On December 21, 2007, the related party agreed to convert this debt into the Company's equity during 2008.

The subordinated borrowings have been approved by FINRA as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under the SEC Uniform Capital rule 15c3-1. Interest expense on subordinated borrowings was $48,489 for the year ended December 31, 2007. Furthermore, in February 2008, pursuant to a private placement offering by the Company, the related party has agreed to convert all subordinated borrowings into equity of the Company.

Note 5 - Commitments

Lease Agreement

In June 2006, the Company entered into a five year lease with a third party for office space. Rent expense under this lease totaled approximately $109,588 net of a reimbursement of approximately $54,000 from a related party sharing this space (see Note 9), and sub-lease income of approximately $13,000 received from a third party. In March 2008, pursuant to a letter of intent with the related party, the Company elected to assume all of the related Company's rights and obligations under the aforementioned lease.

Minimum gross annual rent payments under this lease for the years ending December 31 are as follows:

2008	$ 184,000
2009	190,000
2010	196,000
2011	99,000
	$ 669,000

License Agreement

On March 14, 2008, the Company entered into a license agreement with a third party (the "Licensor") granting the Company an exclusive worldwide license to distribute, sell and market the Licensor's intellectual property consisting of a certain performance risk valuation, investment technology and related reports, services and trademarks for the duration of the agreement.

The initial terms of the agreement are to continue until December 31, 2009 and automatically renew for an unlimited number of successive terms of one year each thereafter.

Note 5 – Commitments (Continued)

License Agreement (Continued)

Annual minimums, including an annual non-refundable data use fee of $50,000, are set forth below:

Year Ending December 31	Amount
2008	$ 950,000
2009	$ 1,350,000
2010*	$ 1,450,000

*Effective August 2010 onward, the quarterly minimum $360,000 license fee will be adjusted to reflect increases in the CPI.

In addition to the license fees set forth above, the Company will be subject to certain other fees computed on the distribution of the license product to third parties as provided in the agreement.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $226,727, which was $221,727 in excess of its required net capital of $5,000.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 8 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 - Related Parties

The Company co-marketed an investment rating and screening system with a related party, and also used this system for its own account during the year ended December 31, 2007. Approximately $446,000 in expenses were recorded for the year. At December 31, 2007 nothing was payable to this related party.

Effective January 4, 2008, the Licensor of the investment rating and screening system assigned its contract to the Company, resulting in the Company's assumption of the related party's obligations throughout February 2008, totaling $500,000. (See Note 5 - License Agreement)

A related party of the Company's majority unitholder has personally posted a letter of credit for $88,000 as part of the security for the lease described in Note 5.

Note 10 - Going Concern

The Company incurred net losses during three of the last four years, and as of December 31, 2007, the Company's liabilities exceeded its total assets by $353,758. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the related party of a unitholder renewing the subordinated borrowings as they mature and continuing new capital infusion when needed. Effective March 28, 2008, the related party of the majority unitholder filed a letter with FINRA requesting approval to convert its subordinated debt into the Company's equity. However, pursuant to the Private Placement Memorandum ("PPM") and Letter of Intent ("LOI") (see Notes 12 and 13), the Company's business plans for the year 2008 and thereafter require additional capital infusions and/or a return to profitability, which is uncertain at this time.

Note 11 – Accounting Changes and Other Accounting Developments

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also precludes the use of liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods thereafter, and must be applied prospectively, except for the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date SFAS 157 initially applies.

The Company intends to adopt SFAS 157 in 2008 and does not expect it to have a material impact on the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain measurements reported in the statement of operations for the year.

Note 12 - Consolidation of Variable Interest Entities

FASB issued FIN 46, Consolidation of Variable Interest Entities, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Company has evaluated its relationship with an entity and has determined that, although the entity is a variable interest entity the Company does not currently hold an implicit controlling interest in this entity and is not deemed to be the primary beneficiary. On March 20, 2008, the Company entered into a letter of intent to purchase this entity's business and all the operating assets (tangible and intangible) for the aggregate purchase price of $650,000.

Note 13 - Subsequent Events

Pursuant to a PPM dated February 1, 2008, the Company is offering up to 2,500 of its newly, to be issued, Class B, non-voting membership interests at a price of $2,000 per interest. The proceeds are to be used for working capital purposes, development of research and asset management products and hiring of advisors and key management. Upon consummation of this offering, among other changes in the Company's unitholders' equity, the related party to the majority unitholder has agreed to convert its subordinated debt of approximately $808,000 at December 31, 2007 into the Company's Class A membership interest. These capital changes will require approval from FINRA, which at this time has not been sought.

To date the Company has received $1,250,000 for 625 Class B membership interests. The Company's plans to expand and grow its business are dependent on the successful completion of this offering.

END